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                                                              Exhibit (a)(5)(ii)

                      IN THE UNITED STATES DISTRICT COURT

                         FOR THE DISTRICT OF DELAWARE

SHELL OIL COMPANY, a Delaware        )
corporation, and SRM ACQUISITION     )
COMPANY, a Delaware corporation,     )
                                     )
                     Plaintiffs,     )
                                     )
             v.                      )     Civil Action No. 01-161
                                     )
BARRETT RESOURCES CORPORATION,       )
a Delaware corporation,              )
                                     )
                      Defendant.     )

                                   COMPLAINT
                                   ---------

     Plaintiffs Shell Oil Company ("Shell") and SRM Acquisition Company ("Purchaser") file this action seeking declaratory relief arising out of Purchaser's offer to purchase all outstanding shares of common stock of defendant Barrett Resources Corporation ("Barrett" or the "Company"). For their complaint against Barrett, plaintiffs allege, upon knowledge as to themselves and their own acts and upon information and belief as to all other matters, as follows:

                            Jurisdiction and Venue
                            ----------------------

     1. This Court has jurisdiction over this action pursuant to 15 U.S.C. (S) 78aa, 28 U. S.C. (S) 1331 and 28 U.S.C. (S) 1337(a).

     2. Venue in this Court is proper pursuant to 15 U.S.C. (S) 78aa and 28 U.S.C. (S) 1391(b).

                                  The Parties
                                  -----------

     3. Plaintiff Shell is a Delaware corporation with its principal executive offices located in Houston, Texas. Shell and its subsidiaries are engaged, principally in the United States, in the exploration for, and development, production, purchase, transportation and marketing of, crude oil
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and natural gas, and the purchase, manufacture, transportation and marketing of oil and chemical products. In addition, subsidiaries of Shell are engaged in the exploration for, and production of, crude oil and natural gas outside the United States on a limited basis. Shell recently acquired over 100,000 shares of Barrett common stock in open market transactions.

     4. Purchaser is a Delaware corporation and an indirect wholly-owned subsidiary of Shell. Purchaser was organized to acquire the Company and has not conducted any unrelated activities since its organization. Shell has transferred 100 shares of Barrett common stock to Purchaser.

     5. Defendant Barrett is a Delaware corporation with its principal executive offices located in Denver, Colorado. In its public filings, Barrett states that it is an independent natural gas and crude oil exploration company that is also involved in natural gas gathering, marketing and trading activities, and that its properties are primarily focused in the Rocky Mountain region of Colorado, Wyoming and Utah, the Mid-Continent region of Kansas and Oklahoma and the Gulf of Mexico region of offshore Texas and Louisiana.

     6. Barrett's common stock is registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), 15 U.S.C. (S) 78l(b), and is listed and traded on the New York Stock Exchange.

                               The Tender Offer
                               ----------------

     7. Shell and Purchaser commenced today a fully-funded, non-coercive, nondiscriminatory, all-cash, all-shares tender offer for the outstanding shares of Barrett common stock that are not already owned by Shell or its direct or indirect subsidiaries (the "Tender Offer"). In connection with the commencement of the Tender Offer, Shell issued today a press release summarizing the terms of the Tender Offer (the "Press Release"), and a summary advertisement of

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the Tender Offer was published in the March 12, 2001 national edition of The
Wall Street Journal (the "Summary Advertisement").

     8. Barrett stockholders whose shares are purchased by Purchaser in the Tender Offer will receive $55.00 per share in cash, representing approximately a 24% premium above the closing price of Barrett's stock on the New York Stock Exchange on February 28, 2001, the last trading day prior to Shell's delivery to Barrett of a letter proposing the transaction and offering $55.00 per share for Barrett common stock.

     9. The Tender Offer is the initial step in a two-step transaction pursuant to which Shell, through Purchaser, offers to acquire all of the outstanding shares of Barrett. If successful, the Tender Offer will be followed by a merger or similar business combination with Purchaser or another direct or indirect subsidiary of Shell (the "Proposed Merger," and together with the Tender Offer, the "Proposed Acquisition"). Pursuant to the Proposed Merger, each then outstanding share of Barrett (other than shares owned by Shell or any of its subsidiaries, including the Company's shares held in treasury and shares owned by stockholders who perfect available appraisal rights) would convert into the right to receive an amount in cash equal to the price paid in the Tender Offer.

     10. The Tender Offer is conditioned upon, among other things, (1) there being validly tendered and not properly withdrawn prior to the expiration date that number of shares that, together with any shares owned by the Purchaser, Shell or Shell's other direct or indirect subsidiaries, would constitute at least a majority of all outstanding shares on a fully diluted basis on the date of purchase, (2) the Company's preferred stock purchase rights having been redeemed by the Board of Directors of the Company, or the Purchaser being satisfied, in its sole discretion, that the rights have been invalidated or are otherwise inapplicable to the Tender Offer and the Proposed Merger, (3) the acquisition of shares pursuant to the Tender Offer and the Proposed Merger having been approved

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pursuant to Section 203 of the Delaware General Corporation Law ("Section 203"),
or the Purchaser being satisfied, in its sole discretion, that the provisions of
Section 203 are otherwise inapplicable to the acquisition of shares pursuant to the Tender Offer and the Proposed Merger, (4) the Purchaser being satisfied, in its sole discretion, that the provisions of Article IV of the Company's bylaws are inapplicable to the acquisition of shares pursuant to the Tender Offer and the Proposed Merger and (5) the waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 applicable to the purchase of shares pursuant to the Tender Offer having expired or been terminated.

     11. In August 1997, the Board of Directors of Barrett (the "Barrett Board") adopted a stockholder rights agreement (the "Rights Agreement"), commonly known as a "poison pill," designed to thwart any acquisition of Barrett that does not have the approval of the Barrett Board. The Rights Agreement provides the Barrett Board with the power to summarily prevent the consummation of even an all-cash, all-shares, non-coercive, non-discriminatory tender offer by imposing a severe economic penalty (in the form of massive dilution) on a potential acquirer. The Rights Agreement was adopted without approval of Barrett's stockholders and, if it remains in effect and applicable to the Tender Offer, it will restrict the right of Barrett's stockholders to decide whether to accept Purchaser's premium offer for their shares.

     12. Similarly, Barrett's Board may be able to prevent Shell from consummating the Proposed Merger for at least three years unless the Board exempts the Proposed Acquisition from the restrictions imposed by Section 203, Delaware's Business Combination Statute. Section 203, which applies to any Delaware corporation that has not opted out of its coverage, provides that if a person acquires 15% or more of a corporation's voting stock (thereby becoming an "interested stockholder" under the statute), such interested stockholder may not engage in a "business combination" with the corporation (defined to include a merger or consolidation) for three years after

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becoming an interested stockholder, unless: (i) prior to the 15% acquisition, the board of directors has approved either the acquisition resulting in the stockholder becoming an interested stockholder or the business combination; (ii) the interested stockholder acquires 85% of the corporation's voting stock in the same transaction in which it crosses the 15% threshold; or (iii) on or subsequent to the time of the 15% acquisition, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders (and not by written consent) by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. Barrett is subject to Section 203 and has chosen not to opt out of the statute's coverage.

     13. The Tender Offer is, and will continue to be, in full compliance with all applicable federal laws and regulations governing tender offers, i.e., the provisions of the Williams Act, embodied in Sections 14(d) and 14(e) of the Exchange Act, 15 U.S.C. (S)(S) 78n(d) and (e), and the rules and regulations promulgated thereunder by the Securities and Exchange Commission ("SEC"). In accordance with the Exchange Act and the rules and regulations promulgated thereunder by the SEC, Purchaser and Shell commenced the Tender Offer and published a Summary Advertisement in today's Wall Street Journal. In connection with the Tender Offer and in accordance with the Exchange Act and the rules and regulations promulgated thereunder by the SEC, Purchaser and Shell are filing today a Schedule TO with the SEC (the "Schedule TO") pursuant to Section 14(d)(1) of the Exchange Act and Rule 14d-3 promulgated thereunder, 17 C.F.R.
(S) 240.14d-3.

     14. Section 14(d) of the Exchange Act, 15 U.S.C. (S) 78n(d), and the rules and regulations promulgated thereunder by the SEC, require that any person or entity making a tender offer for beneficial ownership of more than five percent of a class of registered equity securities file and disclose certain specified information with respect to the tender offer. Any such bidder must

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disclose, among other things, its identity and background, past contacts, transactions or negotiations between the bidder and the company whose stock the bidder seeks to acquire, the source and amount of funds needed for the tender offer, and any plans the bidder may have to change the capitalization, corporate structure or business of the company whose stock it seeks to acquire.

     15. In addition, Section 14(e) of the Exchange Act, 15 U.S.C. (S) 78n(e), makes it "unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statement made, in light of the circumstances under which they are made, not misleading, or to engage in any fraudulent, deceptive, or manipulative acts or practice in connection with any tender offer." Purchaser and Shell have complied fully with the Exchange Act and all rules and regulations promulgated thereunder.

     16. In connection with the Tender Offer, Purchaser is in the process of disseminating to Barrett's stockholders an offer to purchase containing all material information required by applicable law to be disclosed (the "Offer to Purchase"). Among other matters, the Offer to Purchase discloses the solicitation of written consents being undertaken by Purchaser, as more fully described below. In addition, Purchaser today filed with the SEC a Schedule 14A which describes the consent solicitation more fully.

     17. Despite the significant benefits of the Proposed Acquisition for the Barrett stockholders, Barrett has refused to accept the Shell offer. Barrett's efforts will, in all likelihood, also include the commencement of baseless litigation against plaintiffs under the provisions of the federal securities laws regulating the solicitation of written consents, tender offers and acquisition efforts.

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                      Barrett Rejects the Shell Offer
                      -------------------------------

     18. On February 23, 2001, at the request of Mr. Walter van de Vijver, the President and Chief Executive Officer of Shell Exploration & Production Company, an exploration and production subsidiary of Shell, a representative of Lehman Brothers Inc. ("Lehman Brothers"), the financial advisor to Shell, telephoned Mr. Peter A. Dea, the Chief Executive Officer of the Company. On February 26, 2001, Mr. Dea returned the telephone call and the representative of Lehman Brothers expressed Shell's interest in pursuing a business arrangement with the Company and asked if Lehman Brothers could facilitate a meeting between Mr. van de Vijver and Mr. Dea. Mr. Dea responded that the Company wanted to pursue its present strategy and that he was not interested in meeting with Mr. van de Vijver.

     19. On March 1, 2001, Mr. van de Vijver telephoned Mr. Dea to propose Shell's acquisition of the Company at a price of $55.00 per share in cash. Mr. Dea expressed thanks for Shell's interest but further responded that the Company had no interest beyond executing its existing strategy. Mr. Dea indicated that he would notify the Barrett Board of Shell's offer.

     20. Mr. van de Vijver then delivered a letter to Mr. Dea on March 1, 2001, in which Mr. van de Vijver confirmed Shell's proposal contemplating a transaction in which a subsidiary of Shell would make a tender offer for all of the outstanding shares of the Company for $55.00 per share in cash, followed by a second step merger at the same price. Mr. van de Vijver also informed Mr. Dea that if the Company was unwilling to engage in substantive negotiations, Shell intended to commence the cash tender offer previously described within the next several days. Mr. van de Vijver requested a response from Mr. Dea no later than the close of business on March 5, 2001.

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     21. On March 5, 2001, Mr. van de Vijver tried to telephone Mr. Dea, but his calls initially went unanswered. Later that day, Mr. Dea sent Mr. van de Vijver a letter, declining once more to engage in substantive negotiations, but asking for more time to respond.

     22. After receiving Mr. Dea's letter, on March 5, 2001, Mr. van de Vijver telephoned Mr. Dea to again offer to meet to discuss Shell's proposal, but Mr. Dea responded that he would discuss a possible meeting with several directors of the Company and would telephone Mr. van de Vijver on March 6, 2001. On March 6, 2001, Mr. Dea telephoned Mr. van de Vijver to state that he was not interested in a meeting at that time and that the Company would consider Shell's offer at its regularly scheduled board meeting on March 7-8, 2001.

     23. On March 7, 2001, Shell publicly released the text of its March 1 letter and issued a press release announcing its acquisition proposal. Shell also responded to Barrett's March 5 letter, reiterating Shell's desire to meet with Barrett and to engage in substantive negotiations concerning Shell's acquisition proposal. Shell also notified Barrett of the pendency of a lawsuit filed in the Delaware Court of Chancery and requested that the Barrett Board immediately remove certain invalid bylaw provisions which could pose impediments to Shell's acquisition proposal.

     24. On March 8, 2001, after declining Shell's attempts to meet with the Company, Barrett publicly announced that it had rejected Shell's proposal for a transaction providing consideration of $55.00 per share in cash for the Company's outstanding shares, and indicated that the Barrett Board had "authorized management to pursue strategic alternatives, including seeking proposals from a number of qualified parties." Despite Shell's request, the Barrett Board apparently took no action to remedy its invalid bylaw provisions.

     25. In light of Barrett's failure to accept Shell's acquisition proposal, and having been asked by Barrett's lawyers to provide a waiver of conflicts that would permit Barrett's lawyers to be

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adverse in litigation against Shell, the current Barrett Board cannot be expected to facilitate the Proposed Acquisition, but instead can be expected to maintain Barrett's anti-takeover devices and to oppose actively the Proposed Acquisition. Because Barrett has failed to accept the substantial benefits of the Proposed Acquisition, Shell is taking its offer directly to the Barrett stockholders.

                       The Written Consent Solicitation
                       --------------------------------

     26. In furtherance of the Proposed Acquisition, Shell publicly disclosed today its intention to solicit written consents from Barrett's stockholders to remove the members of the Barrett Board in office at the time the removal becomes effective and replace them with directors nominated by Purchaser (the "Consent Solicitation"). Shell's nominees are willing to consider, consistent with the fulfillment of their fiduciary duties, whether to take such actions as they deem necessary or appropriate to expedite the prompt consummation of the Proposed Acquisition, including: (i) whether to redeem the Rights (or amend the Rights Agreement to make it inapplicable to the Proposed Acquisition), (ii) whether to approve the Proposed Acquisition under Section 203, and (iii) whether to render inapplicable, if otherwise applicable, article IV of the Company's bylaws to the Proposed Acquisition. If a proposal has been made respecting a transaction that is determined to be superior to the Proposed Acquisition for the Company's stockholders, Shell's nominees are also willing to consider, consistent with the fulfillment of their fiduciary duties, whether to take such actions as they deem necessary or appropriate to facilitate that proposed transaction.

     27. Section 14(a) of the Exchange Act, 15 U.S.C. (S) 78n(a), and the rules and regulations promulgated thereunder by the SEC, require that a person soliciting an authorization with respect to any registered security file and disclose certain specific information with respect to the solicitation. Any such person must disclose, among other things, its identity and any substantial interest of the solicitor in the matters to be acted upon. In addition, Rule 14a-9, 17 C.F.R. (S) 240.14a-

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9, promulgated by the SEC under Section 14(a) of the Exchange Act, provides that "[n]o solicitation subject to this regulation shall be made ... containing any statement of which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading."

     28. Purchaser's preliminary written consent solicitation materials are being filed today with the SEC (the "Consent Solicitation Materials"). The Consent Solicitation Materials are in full compliance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder by the SEC, including Rule 14a-9. The preliminary Consent Solicitation Materials disclose, among other things:

          a. the belief of Purchaser that its efforts to solicit written consents comply with Delaware law; and

          b. Purchaser's intent, upon receipt of the requisite number of written consents, to (i) remove the members of the Barrett Board in office at the time the removal becomes effective and (ii) elect Purchaser's nominees to the Barrett Board.

                                    COUNT I
                              Declaratory Relief
                              ------------------

     29. Plaintiffs repeat and reallege each and every allegation set forth in paragraphs 1 through 28 as if fully set forth herein.

     30. The Declaratory Judgment Act, 28 U.S.C. (S) 2201, provides that "[i]n a case of actual controversy within its jurisdiction, ... any court of the United States, upon the filing of an appropriate

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pleading, may declare the rights and other legal relations of any interested party seeking such declaration." Plaintiffs are entitled to a declaratory judgment that the Schedule TO and all exhibits thereto, and the Consent Solicitation Materials, are proper and comply with all applicable securities laws, rules and regulations.

     31. Although the Proposed Acquisition is fairly and attractively priced, plaintiffs reasonably expect that Barrett will thwart or delay plaintiffs' lawful attempts to consummate the Tender Offer. Plaintiffs believe Barrett will seek to delay and defeat the Tender Offer through efforts including the filing of a meritless suit claiming that public disclosures and filings made by plaintiffs in conjunction with the Tender Offer and the Consent Solicitation violate applicable federal securities laws and regulations. Indeed, Barrett's lawyers have already requested that Shell provide a waiver of conflicts to allow Barrett's lawyers to be adverse in litigation against Shell. Thus, there is a substantial controversy between parties having adverse interests which is of sufficient immediacy and reality to warrant the issuance of a declaratory judgment.

     32. In the absence of declaratory relief, plaintiffs will suffer irreparable harm. As evidenced by the course of action that Barrett has pursued to date and the actions taken generally by companies that receive unsolicited acquisition proposals, Barrett will likely defend against the Proposed Acquisition and the Consent Solicitation by, among other things, filing claims designed to delay or defeat the Proposed Acquisition and the Consent Solicitation. A declaratory judgment that the disclosures in the Schedule TO, the Offer to Purchase and the Consent Solicitation Materials comply with all applicable federal laws will serve the purpose of adjudicating the interests of the parties, resolving any complaints concerning the propriety of the Tender Offer or the Consent Solicitation under federal law, and permitting an otherwise lawful transaction to proceed.

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     33. Plaintiffs therefore request pursuant to the Declaratory Judgment Act,
28 U.S.C. (S)(S) 2201 and 2202, that this Court enter a declaratory judgment that the public disclosures and documents filed with the SEC by plaintiffs and which are being disseminated to Barrett stockholders in connection with the Tender Offer and the Consent Solicitation comply fully with all applicable provisions of law.
                                   COUNT II
                               Injunctive Relief
                               -----------------

     34. Plaintiffs repeat and reallege each and every allegation set forth in paragraphs 1 through 33 as if fully set forth herein.

     35. This Court is the proper forum for plaintiffs' claims to be brought because the Company is a Delaware corporation and there is companion action relating solely to state law-based claims in the Delaware Court of Chancery.

     36. Any attempt by the Company or any of its representatives to commence litigation elsewhere could only be for the sole purpose of delaying resolution of the claims in this forum. Accordingly, plaintiffs request that this Court enjoin Barrett or anyone acting on its behalf or in concert with it from commencing litigation relating to the Tender Offer, the Proposed Merger, the Proposed Acquisition, the Consent Solicitation, this action or any other matter related thereto in another forum.

     37. Plaintiffs have no adequate remedy at law.

     WHEREFORE, plaintiffs respectfully request that this Court:

          a. declare that plaintiffs have disclosed all information required by, and are otherwise in all respects in compliance with, all applicable laws and other obligations, including, without limitation, Sections 14(a), 14(d) and 14(e) of the Exchange Act and any other federal

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securities laws, rules or regulations deemed or claimed to be applicable to the
Schedule TO, the Tender Offer, the Consent Solicitation or the Consent Solicitation Materials;

          b. enjoin Barrett or anyone acting on its behalf or in concert with it from commencing litigation relating to the Tender Offer, the Proposed Merger, the Proposed Acquisition, the Consent Solicitation, this action or any other matter related thereto in another forum;

          c. award plaintiffs their costs and disbursements in this action, including reasonable attorneys' fees; and

          d. grant plaintiffs such other and further relief as this Court may deem just and proper.



OF COUNSEL:                          /s/ Raymond J. DiCamillo
                                     -------------------------------
James Edward Maloney                 Jesse A. Finkelstein (#1090)
Paul R. Elliott                      Daniel A. Dreisbach (#2583)
Baker Botts L.L.P.                   Raymond J. DiCamillo (#3188)
One Shell Plaza                      Peter B. Ladig (#3513)
910 Louisiana                        Thad J. Bracegirdle (#3691)
Houston, Texas 77002                 Richards, Layton & Finger
(713) 229-1234                       One Rodney Square
                                     P.O. Box 551
                                     Wilmington, Delaware 19899
                                     (302) 658-6541
Dated: March 12, 2001                 Attorneys for Plaintiffs

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